Aeris Biotechnologies, Inc.

8105 Rasor Boulevard, Suite 129

Plano, Texas 75024

July 26, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aeris Biotechnologies, Inc.
Offering Statement on Form 1-A, As Amended
File No. 024-11863

Ladies and Gentlemen:

Aeris Biotechnologies, Inc. respectfully requests that the offering statement referred hereto above will become qualified at 4:30 P.M., Eastern Time, on July 26, 2022, or as soon thereafter as possible.

Aeris Biotechnologies, Inc.

By:	/s/ Aaron Gunn
Name:	Aaron Gunn
Title:	President